UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

August 03, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 03 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
03/08/2026	925,000	£ 33.9800	£ 33.3800	£ 33.6723	LSE	GBP
03/08/2026	100,000	£ 33.9900	£ 33.4000	£ 33.6789	Chi-X (CXE)	GBP
03/08/2026	-	-	-	-	BATS (BXE)	GBP
03/08/2026	525,000	€ 39.7600	€ 38.9300	€ 39.3985	XAMS	EUR
03/08/2026	-	-	-	-	CBOE DXE	EUR
03/08/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260803_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/459d0f0a-1c53-4929-a624-8c2df467a1e4)

Transaction in Own Shares

August 04, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 04 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
04/08/2026	875,000	£ 34.2050	£ 32.9750	£ 33.5079	LSE	GBP
04/08/2026	225,000	£ 34.2000	£ 32.9900	£ 33.5053	Chi-X (CXE)	GBP
04/08/2026	-	-	-	-	BATS (BXE)	GBP
04/08/2026	525,000	€ 40.0400	€ 38.5950	€ 39.3261	XAMS	EUR
04/08/2026	-	-	-	-	CBOE DXE	EUR
04/08/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260804_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/bd60ac24-dca7-492c-ba4c-68e7cb042897)

Transaction in Own Shares

August 05, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 05 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
05/08/2026	900,000	£ 33.4700	£ 32.7400	£ 33.0911	LSE	GBP
05/08/2026	175,000	£ 33.4650	£ 32.7400	£ 33.0972	Chi-X (CXE)	GBP
05/08/2026	-	-	-	-	BATS (BXE)	GBP
05/08/2026	550,000	€ 39.1550	€ 38.3250	€ 38.7516	XAMS	EUR
05/08/2026	-	-	-	-	CBOE DXE	EUR
05/08/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260805_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/4eb5a3e2-d733-43a5-a27a-084dfba26fe3)

Transaction in Own Shares

August 06, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 06 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
06/08/2026	900,000	£ 33.1300	£ 32.7550	£ 32.9615	LSE	GBP
06/08/2026	175,000	£ 33.1300	£ 32.7550	£ 32.9601	Chi-X (CXE)	GBP
06/08/2026	-	-	-	-	BATS (BXE)	GBP
06/08/2026	550,000	€ 38.7950	€ 38.3550	€ 38.5679	XAMS	EUR
06/08/2026	-	-	-	-	CBOE DXE	EUR
06/08/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260806_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/917877ea-9fde-4ef4-99a7-33727344c15b)

Transaction in Own Shares

August 07, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 07 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/08/2026	1,000,000	£ 32.9950	£ 32.7000	£ 32.8231	LSE	GBP
07/08/2026	-	-	-	-	Chi-X (CXE)	GBP
07/08/2026	-	-	-	-	BATS (BXE)	GBP
07/08/2026	450,000	€ 38.5850	€ 38.2850	€ 38.4316	XAMS	EUR
07/08/2026	-	-	-	-	CBOE DXE	EUR
07/08/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260807_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/a6f32bdd-a8de-4c04-8c46-ec755b08275d)

Transaction in Own Shares

August 10, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 10 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/08/2026	50,000	£ 33.0800	£ 32.6000	£ 32.8644	LSE	GBP
10/08/2026	-	-	-	-	Chi-X (CXE)	GBP
10/08/2026	-	-	-	-	BATS (BXE)	GBP
10/08/2026	25,000	€ 38.7950	€ 38.2050	€ 38.4944	XAMS	EUR
10/08/2026	-	-	-	-	CBOE DXE	EUR
10/08/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260810_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/519b03a1-d015-4998-ba5a-12987e24c620)

Transaction in Own Shares

August 11, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 11 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/08/2026	50,000	£ 33.5150	£ 33.2700	£ 33.4017	LSE	GBP
11/08/2026	-	-	-	-	Chi-X (CXE)	GBP
11/08/2026	-	-	-	-	BATS (BXE)	GBP
11/08/2026	25,000	€ 39.3550	€ 39.0900	€ 39.2086	XAMS	EUR
11/08/2026	-	-	-	-	CBOE DXE	EUR
11/08/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260811_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/c2e053d4-bca5-42fe-8899-46f08c016f77)

Transaction in Own Shares

August 12, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 12 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/08/2026	50,000	£ 33.4250	£ 33.0300	£ 33.2186	LSE	GBP
12/08/2026	-	-	-	-	Chi-X (CXE)	GBP
12/08/2026	-	-	-	-	BATS (BXE)	GBP
12/08/2026	25,000	€ 39.2600	€ 38.8200	€ 39.0424	XAMS	EUR
12/08/2026	-	-	-	-	CBOE DXE	EUR
12/08/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260812_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/a3d10af8-e3ca-42d3-ad82-ee8f31444bf3)

Transaction in Own Shares

August 13, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 13 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/08/2026	540,688	£ 33.1200	£ 32.5350	£ 32.7611	LSE	GBP
13/08/2026	201,021	£ 33.1150	£ 32.5350	£ 32.7678	Chi-X (CXE)	GBP
13/08/2026	89,522	£ 33.1000	£ 32.5350	£ 32.7682	BATS (BXE)	GBP
13/08/2026	598,545	€ 38.8750	€ 38.2050	€ 38.4887	XAMS	EUR
13/08/2026	170,800	€ 38.8700	€ 38.2050	€ 38.4665	CBOE DXE	EUR
13/08/2026	17,401	€ 38.8700	€ 38.2300	€ 38.4984	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260813_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/3ce2c690-b5bb-4bae-85b3-183f9b46afac)

Transaction in Own Shares

August 14, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 14 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/08/2026	924,641	£ 33.3100	£ 32.8800	£ 33.1695	LSE	GBP
14/08/2026	227,871	£ 33.3050	£ 32.8850	£ 33.1335	Chi-X (CXE)	GBP
14/08/2026	107,318	£ 33.3050	£ 32.8850	£ 33.1445	BATS (BXE)	GBP
14/08/2026	841,123	€ 39.0950	€ 38.6050	€ 38.8763	XAMS	EUR
14/08/2026	266,908	€ 39.0950	€ 38.6050	€ 38.8949	CBOE DXE	EUR
14/08/2026	29,971	€ 39.0850	€ 38.6150	€ 38.8761	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260814_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/41c12130-1ee6-487c-a1b6-fe4d7d1c5752)

Transaction in Own Shares

August 17, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 17 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/08/2026	606,567	£ 33.4550	£ 33.0550	£ 33.3076	LSE	GBP
17/08/2026	306,147	£ 33.4550	£ 33.0600	£ 33.3088	Chi-X (CXE)	GBP
17/08/2026	75,970	£ 33.4450	£ 33.0750	£ 33.3133	BATS (BXE)	GBP
17/08/2026	709,441	€ 39.2650	€ 38.7650	€ 39.0630	XAMS	EUR
17/08/2026	317,063	€ 39.2600	€ 38.7700	€ 39.0969	CBOE DXE	EUR
17/08/2026	27,617	€ 39.2400	€ 38.7900	€ 39.0725	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260817_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/5f353a35-a987-40d0-a822-12cdadf37c14)

Transaction in Own Shares

August 18, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 18 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/08/2026	930,900	£ 34.0400	£ 33.6750	£ 33.9105	LSE	GBP
18/08/2026	321,000	£ 34.0400	£ 33.6750	£ 33.9032	Chi-X (CXE)	GBP
18/08/2026	133,603	£ 34.0400	£ 33.6800	£ 33.8973	BATS (BXE)	GBP
18/08/2026	768,376	€ 39.9450	€ 39.4900	€ 39.7206	XAMS	EUR
18/08/2026	339,824	€ 39.9300	€ 39.4900	€ 39.7421	CBOE DXE	EUR
18/08/2026	18,390	€ 39.9200	€ 39.4950	€ 39.7101	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260818_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/40b68836-b266-4d03-b9dc-ed7cfd7a0231)

Transaction in Own Shares

August 19, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 19 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/08/2026	919,971	£ 34.2550	£ 33.9100	£ 34.1019	LSE	GBP
19/08/2026	328,000	£ 34.2550	£ 33.9150	£ 34.1158	Chi-X (CXE)	GBP
19/08/2026	240,417	£ 34.2550	£ 33.9100	£ 34.1110	BATS (BXE)	GBP
19/08/2026	852,038	€ 40.1300	€ 39.7450	€ 39.9720	XAMS	EUR
19/08/2026	407,000	€ 40.1350	€ 39.7450	€ 39.9759	CBOE DXE	EUR
19/08/2026	24,619	€ 40.1000	€ 39.8100	€ 39.9405	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260819_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/ada4aef6-5cb0-4222-8783-242c19ee8d27)

Transaction in Own Shares

August 20, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 20 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/08/2026	753,342	£ 34.5900	£ 34.0750	£ 34.4258	LSE	GBP
20/08/2026	295,430	£ 34.5850	£ 34.0750	£ 34.4204	Chi-X (CXE)	GBP
20/08/2026	99,724	£ 34.5700	£ 34.0850	£ 34.3954	BATS (BXE)	GBP
20/08/2026	25,000	€ 40.4850	€ 40.1200	€ 40.3129	XAMS	EUR
20/08/2026	-	-	-	-	CBOE DXE	EUR
20/08/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260820_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/4e1f8f60-f997-4f28-9d63-9505324712b4)

Transaction in Own Shares

August 21, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 21 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/08/2026	1,300,000	£ 34.4900	£ 34.0550	£ 34.2588	LSE	GBP
21/08/2026	200,000	£ 34.4850	£ 34.0550	£ 34.2329	Chi-X (CXE)	GBP
21/08/2026	-	-	-	-	BATS (BXE)	GBP
21/08/2026	25,000	€ 40.3550	€ 39.8600	€ 40.1513	XAMS	EUR
21/08/2026	-	-	-	-	CBOE DXE	EUR
21/08/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260821_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/63230801-3756-444a-8921-fd09f4d6ed62)

Transaction in Own Shares

August 24, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 24 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/08/2026	1,250,000	£ 34.2200	£ 33.8800	£ 34.0690	LSE	GBP
24/08/2026	250,000	£ 34.2200	£ 33.8850	£ 34.0682	Chi-X (CXE)	GBP
24/08/2026	100,000	£ 34.2200	£ 33.8950	£ 34.0655	BATS (BXE)	GBP
24/08/2026	25,000	€ 40.0700	€ 39.7000	€ 39.8748	XAMS	EUR
24/08/2026	-	-	-	-	CBOE DXE	EUR
24/08/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260824_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/284cf857-a256-4441-9cfa-90c9200be128)

Transaction in Own Shares

August 25, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 25 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
25/08/2026	1,200,000	£ 34.0800	£ 33.6600	£ 33.8391	LSE	GBP
25/08/2026	200,000	£ 34.0750	£ 33.6650	£ 33.8408	Chi-X (CXE)	GBP
25/08/2026	-	-	-	-	BATS (BXE)	GBP
25/08/2026	275,000	€ 39.9150	€ 39.3850	€ 39.6021	XAMS	EUR
25/08/2026	-	-	-	-	CBOE DXE	EUR
25/08/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260825_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/f94dd163-38f7-4555-b720-bbfe7c65a64c)

Transaction in Own Shares

August 26, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 26 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
26/08/2026	1,000,000	£ 33.7700	£ 33.2800	£ 33.5731	LSE	GBP
26/08/2026	150,000	£ 33.7650	£ 33.3000	£ 33.5914	Chi-X (CXE)	GBP
26/08/2026	-	-	-	-	BATS (BXE)	GBP
26/08/2026	575,000	€ 39.4650	€ 38.9300	€ 39.2195	XAMS	EUR
26/08/2026	-	-	-	-	CBOE DXE	EUR
26/08/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260826_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/05ce3592-a9e3-4d1a-b61b-91003ab44045)

Transaction in Own Shares

August 27, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 27 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/08/2026	1,200,000	£ 33.6150	£ 33.0500	£ 33.2954	LSE	GBP
27/08/2026	225,000	£ 33.6100	£ 33.0550	£ 33.2960	Chi-X (CXE)	GBP
27/08/2026	-	-	-	-	BATS (BXE)	GBP
27/08/2026	690,000	€ 39.2900	€ 38.6550	€ 38.9462	XAMS	EUR
27/08/2026	-	-	-	-	CBOE DXE	EUR
27/08/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260827_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/58938aec-de18-40e1-b206-1d88eae7ab59)

Transaction in Own Shares

August 28, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 28 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/08/2026	978,267	£ 33.4400	£ 33.2700	£ 33.3619	LSE	GBP
28/08/2026	-	-	-	-	Chi-X (CXE)	GBP
28/08/2026	-	-	-	-	BATS (BXE)	GBP
28/08/2026	487,992	€ 39.1800	€ 38.9050	€ 39.0418	XAMS	EUR
28/08/2026	-	-	-	-	CBOE DXE	EUR
28/08/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260828_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/9838f6aa-6f73-47c7-b3d3-0be19c5c4382)

Transaction in Own Shares

August 31, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 31 August 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
31/08/2026	-	-	-	-	LSE	GBP
31/08/2026	-	-	-	-	Chi-X (CXE)	GBP
31/08/2026	-	-	-	-	BATS (BXE)	GBP
31/08/2026	375,000	€ 39.9000	€ 39.2450	€ 39.5096	XAMS	EUR
31/08/2026	-	-	-	-	CBOE DXE	EUR
31/08/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260831_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/df097e5a-3489-425d-ad4e-104cbe0141d4)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396, 333-272192 and 333-292109).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: September 1, 2026	/s/ Karen Heslop
Karen Heslop
Deputy Company Secretary